Exhibit 1.01
Raven Industries, Inc.
Conflict Minerals Report for the Calendar Year Ended December 31, 2020
This is the Conflict Minerals Report of Raven Industries, Inc. (the Company or Raven) for the Calendar Year ended December 31, 2020 (Reporting Period). This Report is submitted to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). The Securities and Exchange Commission (SEC) adopted the Rule to implement reporting and disclosure requirements related to Conflict Minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010.

I. Introduction
1.Summary of Business.
Raven is a diversified technology company providing a variety of products to customers within the industrial, agricultural, energy, construction and military/aerospace markets. The information contained in this specialized disclosure report pertains to the products that have been assembled (“manufactured”) by Raven.

2. Business Segments.
The Company has three divisions: Applied Technology Division (Applied Technology), Engineered Films Division (Engineered Films), and Aerostar Division , aka Aerostar International, Inc. (Aerostar). The following descriptions apply to the Company’s business operations during Calendar Year 2020 and are more fully described in the Company’s other filings with the SEC.

a.Applied Technology.
Applied Technology designs, manufactures, sells and services innovative precision agriculture products and information management tools that help growers reduce costs and improve farm yields around the world. These products include field computers, application controls, GPS-guidance and assisted-steering systems, machine control, automatic boom controls, yield monitoring planter controls, seeder and harvest controls, an integrated real-time kinematic (RTK) navigation and information management platform and motor controls.

b. Engineered Films.
Engineered Films produces high-performance plastic films and sheeting for industrial, energy, construction, geomembrane and agricultural applications.

c. Aerostar.
Aerostar’s products include high-altitude balloons, tethered aerostats, and radar processing systems.

3. Applicability of Rule 13p-1 and Reasonable Country of Origin Inquiry (RCOI).
The Company manufactures products that contain columbite-tantalite (coltan) (or its derivative tantalum), gold, wolframite (or its derivative tungsten) and/or cassiterite (or its derivative tin) (collectively, Conflict Minerals).i These Conflict Minerals are necessary to the functionality and production of some of the Company’s products-specifically those produced by the Applied Technology and Aerostar Divisions. The Company does not reasonably believe Conflict Minerals are necessary to the functionality and production of Engineered Films products.

For those products that do contain Conflict Minerals, the Company does not source Conflict Minerals directly from smelters but rather purchases materials, parts, and components from other suppliers. Due to the depth of this supply chain, Raven is well downstream from the actual sources of the ore from which the Conflict Minerals are produced and the refiners/smelters that process these ores.

Exhibit 1.01

II. Due Diligence.
1.Supply Chain Due Diligence.
As previously noted, the Company does not source Conflict Minerals directly from smelters/refiners. As a result, Raven must rely primarily on its first tier suppliers to determine the countries of origin of any Conflict Minerals supplied to the Company. In many cases those first tier suppliers in turn rely on information provided by companies further upstream in the supply chain.

During the Reporting Period, Raven utilized the internationally recognized framework presented by the Organisation for Economic Co-operation and Development (OECD) in the publication OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas: Third Edition (2016), OECD Publishing and related supplements for gold, tin, tantalum, and tungsten to gather the information requested from suppliers in the Conflict Minerals Reporting Template (CMRT) that is available from the Responsible Business Alliance (RBA). The Company provided the CMRT to all identified suppliers, engaged in follow up communications with the suppliers and received responses from 174 of 329 suppliers, or 53%.

III. Conflict Minerals Disclosure

1.Reasonable Country of Origin.
Raven performed its due diligence in accordance with the OECD framework and used the RBA published Responsible Minerals Assurance Process (RMAP, formerly known as the Conflict Free Smelter Program) to identify red flags with respect to the named country of origin and smelter list. The information received from the suppliers was reviewed by Raven for country of origin and chain of custody of the Conflict Minerals contained in the parts they supplied to the Company. Raven's suppliers are relying upon their upstream suppliers for information to accurately determine the country of origin and smelter list of any Conflict Minerals they supply.

At this time, the Company has no reason to believe that the information provided by the suppliers was unreliable or inaccurate, but due to Raven’s position in the supply chain the Company cannot be certain of the origin of all Conflict Minerals.
IV. Continuous Improvement Efforts to Mitigate Risk.

The Company has taken, or intends to take the following steps to improve the due diligence conducted to further mitigate risks that the Conflict Minerals used in our products could benefit armed groups in the Covered Countries. As part of our regularly scheduled compliance program activities, we have taken or intend to:

•Direct suppliers to our corporate policy with respect to the sourcing of Conflict Minerals;
•Encourage suppliers who source Conflict Minerals from one of the Covered Countries to do so from smelter(s) or refiner(s) validated as conformant with the Responsible Minerals Assurance Process (RMAP, formerly known as the Conflict Free Smelter Program) or a similar conflict-free program;
•Identify and follow-up with suppliers who do not respond to our supply chain survey in an effort to increase our survey response rate and obtain additional information about the sourcing of Conflict Minerals in our supply chain; and
•Participate in trade association and/or industry-wide initiatives to define and improve best practices for conducting due diligence on supply chains containing Conflict Minerals and/or that support the development of conflict-free supply chains.

V. Independent Private Sector Audit.

The Company is not currently required to conduct an independent private sector audit as described by Rule 13p-1.
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i Note, the term “Conflict Minerals” refers to the named minerals and their derivatives. It does not infer that the procurement of such minerals or derivatives directly or indirectly financed or benefited armed groups in the DRC, Angola, Burundi, Central African Republic, the Republic of the Congo, Rwanda, Sudan, Tanzania, Uganda, and Zambia.